# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Conexeu Sciences Inc., CIK 0002066836
CUSIP: 20715F100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Suite 880, 50 West Liberty Street, Reno, Nevada (NV), 89501
Date of event which requires filing of this statement: 09/14/2026
Filed by CIK 0002127816
Persons authorized to receive notices and communications: Jeffrey Sharpe, c/o Conexeu Sciences Inc., Suite 880, 50 West Liberty Street, Reno, Nevada (NV), 89501, 424-333-5622

## Reporting persons
- Jeffrey Sharpe (CIK 0002127816): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 1,500,000; shared voting power 0; sole dispositive power 1,500,000; shared dispositive power 0; aggregate amount beneficially owned 1,500,000 (5.2% of the class)
  Comment: Note:
  (1) The number in Rows 7, 9 and 11 consists of 1,500,000 shares of Common Stock held directly by the Reporting Person, and excludes 500,000 shares of Common Stock issuable upon exercise of performance warrants (the "Performance Warrants") that have not yet vested and will not vest until the submission of a 510(k) application to the U.S. Food and Drug Administration (the "Unvested Warrants").
  
  (2) The percentage in Row 13 is based on 28,706,698 shares of Common Stock outstanding as of September 14, 2026. The Unvested Warrants are excluded from this calculation.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Conexeu Sciences Inc.
Address of issuer's principal executive offices: Suite 880, 50 West Liberty Street, Reno, Nevada (NV), 89501
Comment: This Amendment No. 1 ("Amendment No.1") amends the statement on Schedule 13D (the "Schedule 13D") originally filed by the Reporting Persons on August 18, 2026 relating to the Common Stock of Conexeu Sciences Inc. to report the Reporting Person's updated beneficial ownership following the exercise of the June 2026 Vested Warrants (as defined below) on September 14, 2026.

## Item 2. Identity and Background
Name of person filing: This statement is filed by Jeffrey Sharpe (the "Reporting Person").
Residence or business address:
Mr. Sharpe's address is:
c/o Conexeu Sciences Inc., Suite 880
50 West Liberty Street,
Reno, NV 89501, USA
Present principal occupation or employment: Mr. Sharpe's principal occupation is acting as director of the Issuer. Mr. Sharpe also provides general business consulting services to other entities.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference herein.

On May 22, 2026, the Reporting Person exercised 500,000 Performance Warrants (the "May 2026 Vested Warrants") that had vested on May 21, 2026, the date of the Issuer's listing on the Nasdaq Stock Market (the "Nasdaq"). The exercise price of the May 2026 Vested Warrants was $0.001 per share, for aggregate proceeds to the Issuer of $500.00. The source of funds used to exercise the May 2026 Vested Warrants was the Reporting Person's personal funds.

On September 14, 2026, the Reporting Person exercised 500,000 Performance Warrants (the "June 2026 Vested Warrants") that had vested on June 18, 2026, the date when the Issuer achieved a market capitalization of $80,000,000 or greater for at least 20 consecutive trading days on the Nasdaq. The exercise price of the June 2026 Vested Warrants was $0.001 per share, for aggregate proceeds to the Issuer of $500.00. The source of funds used to exercise the June 2026 Vested Warrants was the Reporting Person's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference herein.

Background

On May 14, 2025, the Issuer and 1036030 B.C. Ltd., a company solely owned by the Reporting Person, entered into a consulting services agreement pursuant to which the Reporting Person was granted 2,000,000 Performance Warrants to acquire shares of Common Stock at an exercise price of $0.001 per share, with a term of five years. The Performance Warrants vest contingent upon the occurrence of the following four specified performance milestones:
- Milestone 1: 500,000 Performance Warrants shall vest upon the Issuer completing and receiving the results of a three-month collagen study conducted in Boston, Massachusetts;
- Milestone 2: 500,000 Performance Warrants shall vest upon the Issuer listing its shares of Common Stock on the Nasdaq Stock Market, LLC, or any other recognized stock exchange in North America;
- Milestone 3: 500,000 Performance Warrants shall vest upon the Issuer's listed shares of Common Stock trading for at least 20 consecutive trading days at a market capitalization of $80,000,000 or greater on a recognized North American stock exchange on which the shares of Common Stock are listed; and
- Milestone 4: 500,000 Performance Warrants shall vest upon the Issuer's submission of a 510(k) application to the U.S. Food and Drug Administration.

On July 8, 2025, Milestone 1 was achieved upon the Issuer completing and receiving the results of the three-month collagen study, resulting in the vesting of 500,000 Performance Warrants with respect to Milestone 1. On December 23, 2025, the Reporting Person exercised the vested 500,000 Performance Warrants in full, acquiring 500,000 shares of Common Stock at an exercise price of $0.001 per share, for aggregate consideration of $500.00 funded from the Reporting Person's personal funds.

On May 21, 2026, the date of the Issuer's listing on the Nasdaq, 500,000 Performance Warrants held by the Reporting Person vested upon the occurrence of the listing milestone.

On May 22, 2026, the Reporting Person exercised 500,000 Performance Warrants at an exercise price of $0.001 per share, for aggregate proceeds to the Issuer of $500.00, resulting in the issuance of 500,000 shares of Common Stock to the Reporting Person.

On June 18, 2026, an additional 500,000 Performance Warrants held by the Reporting Person vested upon the Issuer's achievement of a market capitalization of $80,000,000 or greater for at least 20 consecutive trading days on the Nasdaq.

On September 14, 2026, the Reporting Person exercised 500,000 Performance Warrants at an exercise price of $0.001 per share, for aggregate proceeds to the Issuer of $500.00, resulting in the issuance of 500,000 shares of Common Stock to the Reporting Person.

This Amendment No.1 to the Schedule 13D is being filed to report the Reporting Person's updated beneficial ownership following the exercise of the June 2026 Vested Warrants on September 14, 2026.

Purpose

The Reporting Person acquired the securities described herein in connection with his compensation arrangements with the Issuer. The Reporting Person currently holds the shares of Common Stock and the Performance Warrants for investment purposes.

The Reporting Person reserves the right to formulate other plans or make other proposals and take other actions with respect to his interest in the Issuer. Depending on market conditions and other factors, the Reporting Person may acquire or dispose of securities of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases or sales, privately negotiated transactions or otherwise. The Reporting Person continues to evaluate numerous potential transactions and in connection therewith may exchange shares of Common Stock for other assets or may sell shares of Common Stock to increase his cash position. The Reporting Person may also reconsider and change his plans or proposals relating to the foregoing.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of September 14, 2026, the Reporting Person beneficially owns an aggregate of 1,500,000 shares of Common Stock. This excludes the 500,000 Unvested Warrants.

The aggregate amount of 1,500,000 shares represents approximately 5.2% of the outstanding shares of Common Stock. This percentage is calculated based on 28,706,698 shares of Common Stock outstanding as of September 14, 2026. This calculation excludes the 500,000 Unvested Warrants, which will not vest and are not exercisable within 60 days of the date of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: As of September 14, 2026, the Reporting Person has the sole voting power and sole dispositive power with respect to all 1,500,000 shares of Common Stock.
Transactions in the class effected during the past sixty days: On September 14, 2026, the Reporting Person exercised 500,000 Performance Warrants at an exercise price of $0.001 per share, for aggregate proceeds to the Issuer of $500.00, resulting in the issuance of 500,000 shares of Common Stock to the Reporting Person. Except as described above, the Reporting Person has not effected any other transactions in the Common Stock during the past 60 days prior to the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

Mr. Sharpe is a member of the Board of Directors of the Issuer. From time to time, Mr. Sharpe may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements.

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Consulting Services Agreement between Conexeu Sciences Inc. and 1036030 B.C. Ltd., dated May 14, 2025 (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 filed on November 28, 2025).

Exhibit 99.2 Board Compensation Notice to Jeff Sharpe, dated June 15, 2026 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed on June 15, 2026).

## Signatures
- Jeffrey Sharpe: Jeffrey Sharpe, Jeffrey Sharpe (09/15/2026)